MEMBERS Life Insurance Company

Britney Schnathorst
Associate General Counsel
Office of General Counsel
Phone:	608.665.4184
E-mail:	Britney.schnathorst@cunamutual.com

August 23, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Life Insurance Company TruStage™ ZoneChoice Annuity

Post-Effective Amendment 1 to Registration Statement on Form S-1

File No. 333-271753

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933 (the “1933 Act”) a Post-Effective Amendment 1 Registration Statement on Form S-1 (the “Registration Statement”) for certain single premium deferred annuity contracts with index-linked interest options (the “Contracts”). The purpose of this filing is to include an enhancement to the current Contract.

The Company represents that the Registration Statement is substantially similar to the Initial registration statement for the Contracts previously filed on Form S-1 with the Securities and Exchange Commission (the “Commission”) on May 9, 2023 (File No. 333-271753) and declared effective by the Commission staff on May 15, 2023 (the “Prior Registration Statement”). Changes from the Prior Registration Statement include the addition of a -20% Buffer for six-year Interest Terms. The Contract enhancement is set forth in the prospectus for Contracts Issued after May 25, 2023 and would apply to new Contract Owners and existing Contract Owners with Contracts Issued after May 25, 2023.

As soon as practicable prior to the effective date of the Registration Statement, the Company will amend the Registration Statement to include:

•	year-end audited financial statements and unaudited stub financials of the Company,

•	any exhibits required by Form S-1 that have not yet been filed,

•	include certain Company-related disclosures; and

•	any disclosure changes made in response to Commission staff comments.

U.S. Securities and Exchange Commission
August 23, 2023

The Company relies on the permission granted under Regulation S-X §3-13 by the Commission in a letter dated November 6, 2020, to file audited financial statements of the Company prepared in accordance with statutory accounting principles in place of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company requested permission to use these financial statements in connection with certain registration statements on Form S-1 that are currently effective or may be filed in the future for index-linked annuity contracts, in satisfaction of the financial information required by Form S-1, including the requirements of Items 11(e), 11(f) and 11(g) and Item 16(b) of Form S-1.

If you have questions regarding the Registration Statement, please contact the undersigned at 608-665-4184.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst

cc:	Ms. Elisabeth Bentzinger
Mr. Thomas Bisset